October 7, 2009

Karl Hiller, Branch Chief
Joanna Lam, Staff Accountant
Ken Schuler, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Fax: 202-772-9368

RE: September 24, 2009 letter from Karl Hiller

We have reviewed the comments from the September 24, 2009 letter which we received from Mr. Karl Hiller and are submitting our response, numbered according to your comments.

In connection with responding to your comments in the above referenced letter, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We would appreciate the opportunity to review the enclosed comments and proposals with your office at your convenience.  If any additional information is needed to complete your review, please do not hesitate to contact Van Krikorian or me at 203-422-2300.

Sincerely,

/s/ Jan Dulman

Jan Dulman
Chief Financial Officer

CC: Van Krikorian
John E. Schmeltzer, III

Global Gold Corporation     •     45 East Putnam Avenue     •     Greenwich, CT 06830
Phone: 203.422.2300     •     Fax: 203.422.2330
www.globalgoldcorp.com

1)
We will obtain and file a revised audit opinion from our independent auditors in accordance with AU 508.74, “Predecessor Auditor’s Report Not Presented.”  Per AU 508.74, our current auditor’s audit report will include (a) that the financial statements of a prior period were audited by another auditor, (b) the date of the report, (c) the type of report issued by the predecessor auditor and (d) if the report was other than a standard report, the substantive reasons therefore.

Please note that the latest predecessor was involved with the audit of our December 31, 2005 financial statements.  Our current auditor audited December 31, 2006, 2007 and 2008.  It is not practical to obtain and file the audit report of any of our predecessor auditors, however, labeling the cumulative column “Unaudited” would be incorrect.

We have attached the revised audit report of our current auditor for your review.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors Global Gold Corporation and Subsidiaries (A Development Stage Company)

We have audited the accompanying consolidated balance sheets of Global Gold Corporation and Subsidiaries (A Development Stage Company) (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the years ended December 31, 2008 and 2007 and the period beginning January 1, 1995 through December 31, 2008. We did not audit the period beginning January 1, 1995 through December 31, 2005 which were audited by the predecessor accounting firms. The predecessor auditors report dated March 28, 2006, expressed an unqualified opinion on these statements and included an explanatory paragraph that the financial statements were prepared assuming the Company will continue as a going concern.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007 and the period beginning January 1, 1995 through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses as more fully described in Note 2. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Sherb & Co., LLP
Certified Public Accountants
New York, New York
April 14, 2009

2)
The balance sheet contained a typographical error which we will correct when filing the amendment to our 10K.  We have attached a revised balance sheet which includes the revision.  This revision is not significant enough to consider any FAS 154 disclosure.  Below is the table showing the 2007 to 2008 portion with the typographical error corrected.

GLOBAL GOLD CORPORATION AND SUBSIDIARIES
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

ASSETS

	December 31,
	2008	2007

CURRENT ASSETS:
Cash	$228,371	$298,032
Inventories	1,057,833	602,412
Tax refunds receivable	178,909	104,574
Royalty receivable	-	25,449
Prepaid expenses	8,459	23,852
Other current assets	39,141	94,259
TOTAL CURRENT ASSETS	1,512,713	1,148,578

LICENSES, net of accumulated amortization of $1,412,340 and $926,668, respectively	3,460,761	3,937,433
DEPOSITS ON CONTRACTS AND EQUIPMENT	440,510	1,694,016
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $1,591,207 and $854,453, respectively	2,802,415	2,836,118

	$8,216,399	$9,616,145

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$1,853,634	$1,587,213
Deposit payable	150,000	-
Secured line of credit - short term portion	389,099	-
Current portion of note payable to Director	970,890	-
TOTAL CURRENT LIABILITIES	3,363,623	1,587,213

SECURED LINE OF CREDIT - LONG TERM PORTION	286,943	-
NOTE PAYABLE TO DIRECTOR	2,625,001	-

TOTAL LIABILITIES	6,275,566	1,587,213

STOCKHOLDERS' EQUITY
Common stock $0.001 par, 100,000,000 shares authorized;
39,187,023 shares issued and outstanding	39,187	33,866
Additional paid-in-capital	30,982,350	29,318,147
Accumulated deficit prior to development stage	(2,907,648)	(2,907,648)
Deficit accumulated during the development stage	(29,480,246)	(20,527,133)
Accumulated other comprehensive income	3,307,190	2,111,700

TOTAL STOCKHOLDERS' EQUITY	1,940,833	8,028,932

	$8,216,399	$9,616,145

The accompanying notes are an integral part of these audited financial statements

3)
We believe this is correct and does not need any revisions.  As of December 31, 2005, the amount cumulative on the statement of operations and the operating cash flows was $(319,641).  In 2006, we realized a non-cash gain on sale of an investment property of $2,150,965 while the statement of operations had a gain on sale of joint venture of $3,150,965 which included $1,000,000 of cash.  The non cash portion was due to stock we received in the purchasing company as part of the sale.  In 2007, we sold all the stock we received for a cash gain of $2,460,137 which would not be reflected in the operating cash flows statement.

4)
The difference between the amounts shown on the statement of operations and the stockholders’ equity statements is due to realized gains on foreign currency during the year (statement of operations) and currency adjustments for balance sheet items (stockholders’ equity).  The amounts will not be the same as they are calculated independently based on different figures such as expenses vs. assets.

5)
The Company’s accounting practice and policy are in conforming to generally accepted accounting principles, however, the disclosure note may have been confusing so we will file a revised note (m) as proposed:

m. Acquisition, Exploration and Development Costs – Mineral property acquisition and related costs are capitalized.  Additionally, mine development costs incurred either to develop new ore deposits and constructing new facilities are capitalized until operations commence.  All such capitalized costs are amortized using a straight-line basis on a range from 1-10 years, but do not exceed the useful life of the capitalized costs.  Exploration costs of properties owned by the Company, costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations.  Costs of abandoned projects are charged to operations upon abandonment.  The Company evaluates, at least quarterly, the carrying value of capitalized mining costs and related property, plant and equipment costs, if any, to determine if these costs are in excess of their net realizable value and if a permanent impairment needs to be recorded.  The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected cash flows and/or estimated salvage value in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for Impairment or Disposal of Long Lived Assets.”

6)
The Company does not include estimated future development costs in our amortization base.  The Company’s accounting practice does conform to generally accepted accounting principles – see proposed note (m) in comment 5 above

7)
As of December 31, 2007 and 2008, the only joint venture that the Company had was a 51% interest in Global Gold Valdivia which is why we do not use the equity method.  This subsidiary is now 100% owned by the Company.  We will revise our note to include the information on this subsidiary as follows:

The Company’s only joint venture is a 51% interest in Global Gold Valdivia.

8)
The Company’s practice for depreciation, depletion and amortization are appropriate and we have not had proven and probable reserves or ever switched to the units-of-production methodology.  We will revise our note to eliminate that language as follows:

p. Depreciation, Depletion, and Amortization – Capitalized costs are depreciated or depleted using the straight-line method over the shorter of estimated productive lives of such facilities or the useful life of the individual assets.  Productive lives range from 1 to 10 years, but do not exceed the useful life of the individual asset.  Determination of expected useful lives for amortization calculations are made on a property-by-property or asset-by-asset basis at least annually.

9)
For each of our agreements related to options and property transactions, specifically the Grand Lake/Shallow Lake option, Cochrane Pond Option, Global Gold Valdivia joint venture and the Ipun and Chiloe Islands properties, we have provided summaries of all the material terms and disclosed the agreements in full.  Accordingly, we are unsure how best to respond to this item.  If you felt any reporting on a particular agreement terms was lacking, please be specific and we will be happy to address that.  We would also note that of the seven transactions disclosed, four disclosures involved the entering and dissolution of two agreements, and the Global Gold Valdivia transaction may well be the only that could be considered material.

10)
  The Cautionary Note to U.S. Investors can be found on our home page through a link titled Cautionary Note to U.S. Investors located in the top menu bar.  We have included this in a prominent location, and would like to discuss this matter further.

11)
We believe that we meet the definition of a development stage company as defined within Industry Guide 7 and have progressed beyond an exploration stage company.  We are currently engaged in preparing reserves for production at our Tukhmanuk property in Armenia as discussed throughout our 10-K report.

12)
We do not believe that maps are required to be included with our filings as we are not including any estimate of proven (measured) or probable (indicated) reserves in our filings as instructed per paragraph (c)(1) of Industry Guide 7.  The maps, as noted in our filings, are available on our website.  Again, we would be happy to discuss this further.

13)
We will revise our first paragraph for each material property location expand our disclosure, accounting for information already disclosed in the remaining disclosure of the properties, to read as follows:

Marjan

The Marjan mining property is located in Southwestern Armenia, along the Nakichevan border in the Syunik province.  The property is accessible by car and truck through existing paved and dirt roads.  The property comprises two parts; Marjan Central, where early drilling and underground exploration has been carried out and; Marjan North (Mazmazak), which is situated some 1.5 km north of Marjan Central.  The whole property is roughly rectangular in shape, 3.2 km wide by 6.1 km long.  The approximate geographic coordinates of the property are, 39° 24’ 00” Latitude and 45° 51’ 00” Longitude.  Electric power is proximate to the property.  There is also a river which passes in the immediate proximity to the property.

The area of the Marjan Property is underlain by Tertiary volcanic rocks, which have been intruded by north-northwest trending dioritic dykes.  The bulk of the gold mineralization is contained within polymetallic sulphide veins, which are associated with north-northwest trending hydrothermal alteration zones.  These alteration zones are readily observed on the surface as rusty to grey zones on outcrops.  Two types of gold mineralization have been observed.  These are gold mineralization associated with sulphide veins in volcanic rocks, and gold mineralization adjacent to dioritic dykes, which intrude the volcanic rocks.

The Company does not currently have established reserves at the Marjan Property except as reported by the Republic of Armenia State Committee on Reserves (“GKZ”) and is focusing on exploration work based on Armenian historical GKZ records.  The Company has done geological mapping, ground geophysical surveys, trenching and diamond drill testing at Marjan and continues its exploration work there based on the Armenian historical GKZ records in conjunction with the exploration work and results done so far.  Additional exploration work will need to be funded with additional funds raised through joint ventures, debt, equity or a combination thereof.

The Marjan property is a lode deposit which will be mined using underground adits.  The Company has National exploration licenses and mining licenses as further described below (copies with translations have been provided to Mr. Schuler).  The Company is required to pay governmental fees as well as perform work at the property as submitted and approved in its mining plan in order to maintain the licenses in good standing.  The exploration license area is defined by the following coordinates:

1. X = 4365000	3. X = 4363770	5. X = 4360000
Y = 8570000	Y = 8574530	Y = 8572700
2. X = 4366800	4. X =4360400
Y = 8572000	Y = 8575250

Tukhmanuk

The Tukhmanuk property is adjacent to the Hankavan property in central Armenia, between the Aragatsotn and Kotayk provinces.  The property includes seven surrounding exploration sites as well as other assets.  In addition to the central property, the acquisition included a 200,000 tonne per year capacity plant.  The property is located approximately 60 km (72 km by road) north of Yerevan, close to the Town of Aparan and some 75 km (by road) from the Alaverdi copper smelter in northern Armenia.  Access to the Tukhmanuk Property is by paved road (about 57 km from Yerevan to the turn-off of the road north of Aparan and about 15 km by dirt road from Aparan to Melikkyugh, the nearby village to the site. Local infrastructure is available at the site and at nearby towns.  Infrastructure at the site includes electrical power, cell phone network and road building equipment.  Logistical support, in terms of power, is available at the Tukhmanuk site, and at Melikkyugh, which is linked by a 10 Kv line to the Armenian Power grid.  Water is available from streams within the property.

The area of the Tukhmanuk Property is underlain predominantly by Jurassic volcanic rocks and Cretaceous intrusive rocks.  The volcanic rocks comprise andesites and dacites, and the intrusive rocks are dominantly granitic with minor granitic gneiss and amphibolites.  Parts of the area are also covered by Tertiary volcanic rocks including obsidian and perlites.  Gold mineralization in the Tukhmanuk area is hosted by both volcanic and intrusive rocks.

The Company does not currently have established reserves at the Tukhamanuk Property although is has submitted its reserve report to the Republic of Armenia State Committee on Reserves (“GKZ”) in March 2009 as noted below.   The Company is focusing on exploration work based on Armenian historical GKZ records.  The Company has done geological mapping, ground geophysical surveys, trenching and diamond drill testing at Tukhmanuk and continues its exploration work there based on the Armenian historical GKZ records in conjunction with the exploration work and results done so far.  Additional exploration work will need to be funded with additional funds raised through joint ventures, debt, equity or a combination thereof.

The Tukhmanuk property is a lode deposit which is being mined using an open pit method.  The Company has National exploration licenses and mining licenses as further described below (copies with translations have been provided to Mr. Schuler).  The Company is required to pay governmental fees as well as perform work at the property as submitted and approved in its mining plan in order to maintain the licenses in good standing.  The exploration license area is defined by the following coordinates:

Global Gold Corporation – Tukhmanuk Property, Armenia

Corner	Easting (X)	Northing (Y)
1	4501580	8444500
2	4504350	8447800
3	4502700	8450000
4	4504050	8451850
5	4503250	8452250
6	4503300	8453950
7	4502500	8453900
8	4502400	8450850
9	4501950	8451350
10	4501680	8452550
11	4500525	8453380
12	4499730	8453950
13	4499800	8451600
14	4500650	8451550
15	4500700	8450600
16	4500000	8449870
17	4498550	8450700
18	4497000	8450650
19	4497000	8448370
20	4497900	8448700
21	4498200	8447550
22	4497000	8446100
23	4497000	8444400
24	4499000	8444400
25	4491750	8445650

Getik

The Getik property is located in the northeast Geghargunik province of Armenia north-east of Lake Sevan and approximately 110 km north-east of Yerevan.  The property is accessible by car and truck through existing paved and dirt roads.  Gas and electric power are available at the property.  The property is located in the Alaverdi-Kapan metallogenic zone on the edge of the Sevan suture zone in an area characterized by volcanogenic sedimentary rocks of Jurassic and Eocene age.  A series of granitoid intrusives varying from ganodiorite to rhyolite composition have been identified in the area associated with a regional scale east-west trending fault and locale scale north-south trending faults.

The Company does not currently have established reserves at the Getik Property and is focusing on exploration work based on Armenian historical GKZ records.  The Company has done geological mapping, ground geophysical surveys, trenching and diamond drill testing at Getik and continues its exploration work there based on the Armenian historical GKZ records in conjunction with the exploration work and results done so far.  Additional exploration work will need to be funded with additional funds raised through joint ventures, debt, equity or a combination thereof.

The Getik property is a lode deposit which will be mined using an open pit.  The Company has National exploration licenses and mining licenses as further described below (copies with translations have been provided to Mr. Schuler).  The Company is required to pay governmental fees as well as perform work at the property as submitted and approved in its mining plan in order to maintain the licenses in good standing.  The exploration license area is defined by the following coordinates for the Amrots gold manifestation and Aygut copper manifestation:

Amrots manifestation:	1. X = 4507000	5. X = 4504350	9. X = 4504000
	Y = 8517000	Y = 8521350	Y = 8519650
	2. X = 4507000	6. X = 4504450	10. X = 4504350
	Y = 8525000	Y = 8520850	Y = 8519000
	3. X = 4503000	7. X = 4504350	11. X = 4504750
	Y = 8525000	Y = 8520350	Y = 8517000
	4. X = 4503000	8. X = 4504125
	Y = 8522000	Y = 8520250

Aygut manifestation:	1. X = 4507000	3. X = 4504750
	Y = 8516000	Y = 8517000
	2. X = 4507000	4. X =4504950
	Y = 8517000	Y = 8516000

Madre de Dios and Puero

The Madre De Dios and Puero properties are located in south central Chile, near Valdivia, and approximately 700 km south of Santiango.  The property consists of approximately 25,000 hectares.  The geographic coordinates of the central part of the property are approximately 39°00’S and 72°00’W.  Access to the property is by paved roads and gravel roads.  Infrastructure at the site includes electrical power, cell phone network and road building equipment.  Water, both industrial and potable, is drawn from wells.

The property is underlain by metamorphic and crystalline rocks of Paleozoic age, including sericite schist, black to blue shale, altered sandstone and andesite.  These rocks comprise the basement rock assemblage in the area.  In general, these rocks are foliated and, in places, are intruded by granite, granodiorite and dioritic dikes.

The Madre De Dios and Puero properties are mainly a placer deposit which will be mined using an open pit.  The Company’s claims are National exploitation licenses which carry definitive rights as long as the fees are paid.  The Company is required to pay governmental fees are approximately $80,000 per year.  If gold production is more than the $80,000 in value, then this amount is refunded.  The property is subject to a 17% Net Profits tax on production.

14)	Included in #13 above

15)	Included in #13 above

16)	We will revise our filing to include a brief description of our QA/QC protocols as proposed below:

The Company maintains Quality Assurance and Quality Control protocols for all of its sample preparation, assaying, controls, and accuracy.   A brief description of our controls includes check assaying of standards and blank samples.  The standards have expected values established by an independent laboratory, and the purpose is to detect any consistent “drift” of values over the duration of the program.  Recording of duplicate assays carried out by the laboratory as part of the assay results on each batch of samples, usually one after every ten samples. Selecting certain number of samples and having them assayed at another laboratory.  Recording of internal laboratory check assaying program.  This is done on certain standards by the laboratory, to keep track of the difference (if any) in determinations on the same standard over time.  The laboratory is required to carry this out in order to maintain its accreditation.  The laboratory doesn’t usually provide this information unless it is asked by the client.  The purpose is to detect any erroneous values (usually ±2 standard deviations from the expected mean) of the group of determinations over time.  For all projects, the Database Coordinator or the Qualified Person must assure that the sample preparation and assaying procedures used at different labs are comparable.  (A copy of our protocols has been provided to Mr. Schuler.)

17)
In 2008, the Company produced an equivalent of 320 ounces of gold concentrate which was carried on the balance sheet at cost for a total of $98,311.  All of the production was from the Tukhmanuk property in Armenia.

18)	As we discussed with Ken Schuler and requested in the comment, this information has been copied onto a CD and is being mailed to him.

19)
We have not filed the Canadian NI 43-101 report on SEDAR as this is only required for Canadian listed companies similar to EDGAR with U.S. listed companies.  Accordingly, we posted the report prominently on our website.  Since we have restructured our Chilean JV and reduced our property holding there, we have eliminated that NI 43-101 report from our website.

20)
We believe that we have sufficiently trained members of management with significant technical training and experience in the mining industry and therefore do not need to include this as a risk factor.  Our management team includes Dr. W.E.S. (Ted) Urquhart, Vice President of our operations in Chile since 2003, and Dr. Genrikh Mkrtchyan, Senior Geologist and Deputy Director of our Armenian Branch since 2002.

Dr. Urquhart has over 35 years experience in international mining and exploration.  He has owned and partnered with leading geophysical consulting and survey companies.  Dr. Urquhart has participated in projects as diverse as oil basin studies, mineral and diamond exploration and radioactive satellite fragment recovery.  He was also involved in the development of geophysical systems and software.

Dr. Mkrtchyan has been involved in Armenian mining and geological assessment for more then 40 years.  He has held several senior positions with the USSR Ministry of Geology and Academy of Sciences as well as the RA Ministry of the Environment where he was Head of Geological and Surveyor Department.  Dr. Mkrtchyan holds a degree in mining engineering from Yerevan State University.  He has been a Member of the State Commission on Mineral Reserves and the author of more than 50 scientific reports.